                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                                   November 28, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: Pioneer Series Trust VII
    Post-Effective Amendment to Registration Statement on Form N-1A File Nos. 333-62166; 811-10395

Ladies and Gentlemen:

    This letter is to respond to comments we received from Ms. Valerie Lithotomos of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A of Pioneer Series Trust VII (the "Registrant"), with respect to its series Pioneer CAT Bond Fund (the "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

1. Comment:      The Staff noted that the management fee percentage included in the fee table was bracketed. The Staff requested that the Registrant submit the final management fee at least five business days prior to the effective date of the Rule 485(a) filing to permit the Staff to review such information.

   Response:     The Registrant notes that the final fee table and expense
                 example, reflecting the final management fee, is attached hereto as Exhibit A.

2. Comment:      The Staff requested that the Registrant confirm in its
                 response that Amundi Asset Management US, Inc., the Fund's adviser (the "Adviser"), has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in footnote 2 to the fee table.

   Response:     The Registrant confirms that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in footnote 2 to the fee table.

3. Comment:      The Staff noted that the Fund will invest significantly in catastrophe bonds ("CAT bonds").

                 a. The Staff requested that, given the liquidity profile of these investments, the Registrant explain in its response how it was determined that the Fund's investment strategy is appropriate for the open-end structure. The Staff requested that the Registrant's response should include:

                     i. Information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the Investment Company Act of 1940, as amended (the "1940 Act").

                     ii. General market data on liquidity for each specific type of investment that the Fund will invest in as part of its principal investment strategy, including if and how the liquidity of these instruments changes around triggering events, with recent examples;

                     iii. A discussion of the Adviser's past experience
                          investing in CAT bonds, and how that experience informs the Adviser's assessment of the liquidity of each of these instruments;

                     iv. How the fact that generally only QIBs can purchase CAT bonds impacts the Adviser's assessment of the liquidity of these investments; and

                     v. How the Fund's intended exposures across events and geographies impacts liquidity.

                 b. The Staff also requested that the Registrant explain in its response how investments in CAT bonds will be classified under the Pioneer Funds' liquidity risk management program (the "Liquidity Risk Management Program") pursuant to the requirements of Rule 22e-4. The Staff referred to Investment Company Liquidity Risk Management Programs, Investment Company Act Release
                     No. 32315 (Oct. 13, 2016) at pp. 154-155.

   Response:

                 a. Appropriateness of the Fund's investment strategy for the open-end fund structure: The Registrant respectfully submits that the Fund's investment strategy is appropriate for the open-end fund structure. All of the Fund's investments, including all CAT bonds in which the Fund invests, are subject to the oversight and policies of the Liquidity Risk Management Program. The Registrant notes that, under normal circumstances, Rule 144A catastrophe bonds are expected to constitute at least 80% of the Fund's investments, and that Rule 144A catastrophe bonds are expected to be classified as highly liquid investments under the Liquidity Risk Management Program. Accordingly, the Registrant does not anticipate that the Fund will have any difficulty in meeting redemption requests or otherwise complying with the liquidity requirements applicable to an open-end fund. Additional information with respect to the determination that the Fund's investment strategy is appropriate for the open-end structure follows.

                     i. Information concerning the relevant factors referenced in the release adopting Rule 22e-4: The Fund's principal investment strategy is to invest at least 80% of its assets in CAT bonds, which include, for purposes of the 80% test, Rule 144A catastrophe bonds and other forms of insurance-linked securities. The Fund expects that, under normal circumstances, most of the Fund's investments in CAT bonds will constitute Rule 144A catastrophe bonds. The Adviser has extensive experience managing funds and other accounts that invest in Rule 144A catastrophe bonds. Funds in the Pioneer fund complex and other accounts advised by the Adviser have been investing in Rule 144A catastrophe bonds since early 2008. Rule 144A catastrophe bonds in which such funds invest generally are categorized as highly liquid investments under the Liquidity Risk Management Program.

                          The Registrant notes that the Fund's investments in CAT bonds may also include other insurance-linked securities ("ILS"), including quota shares, collateralized reinsurance investments and industry loss warranties ("ILWs"). The liquidity of an ILW may range from highly liquid to illiquid, depending on the structure of the specific instrument. Quota shares and collateralized reinsurance investments generally are categorized as illiquid investments under the Liquidity Risk Management Program. The Fund will not invest more than 15% of its net assets in ILS that are categorized as illiquid securities, in accordance with Rule 22e-4 and the Liquidity Risk Management Program.

                          In addition, the Fund intends to hold approximately 75-100 positions in CAT bonds, and such positions will be allocated among perils, issuers and triggers. It is currently expected that a majority of the Fund's geographic exposure will be to the U.S. The Fund does not intend to hold large positions (>5%) of net assets in a single issuer of CAT bonds. The Fund does not intend to engage in borrowing for investment purposes. The Registrant expects that the Fund will be a limited derivatives user for purposes of Rule 18f-4 under the 1940 Act.

                          As the Fund has not commenced operations, it does not have historical purchase and redemption activity to examine short-term and long-term cash flow projections during both normal and reasonably foreseeable stressed conditions. The Adviser has reviewed the purchase and redemption activity of other funds with similar investment strategies, including other funds managed by the Adviser, to analyze how shareholder activity may be impacted by triggering events. The Fund does not anticipate holding a large percentage of cash and cash equivalents. However, as noted above, under normal circumstances, Rule 144A catastrophe bonds are expected to constitute at least 80% of the Fund's investments, and Rule 144A catastrophe bonds are expected to be classified as highly liquid investments under the Liquidity Risk Management Program. In addition, as noted in the prospectus, the Fund also may pay redemption proceeds using cash obtained through a committed, unsecured revolving credit facility, or an interfund lending facility, if available.

                     ii. General market data on liquidity for each specific type of investment that the Fund will invest in as part of its principal investment strategy: As noted above, the Fund's investment strategy is to invest at least 80% of its assets in CAT bonds, which include, for purposes of the 80% test, Rule 144A catastrophe bonds and other forms of insurance-linked securities. The market for CAT bonds, including Rule 144A catastrophe bonds and other ILS, has matured significantly in the past 15 years. In 2022, approximately $9.1 billion CAT bonds have been issued year-to-date. The notional amount of outstanding CAT bonds is approximately $37.9 billion.

                          As noted above, the Fund expects that a majority of the Fund's investments in CAT bonds will constitute Rule 144A catastrophe bonds. Rule 144A catastrophe bonds are typically purchased on an initial offering basis and are often held to maturity. Rule 144A catastrophe bonds typically mature in three years, although terms generally range from one to five years, depending on the bond, and issue quarterly interest payments (coupons). Rule 144A catastrophe bonds derive their value from the occurrence or non-occurrence of major catastrophic events; thus, their performance is relatively uncorrelated with fluctuations in the financial markets, making them attractive fixed income investments for investors looking to diversify their portfolios and hedge against other market volatility.

                          A number of leading institutional brokers, including, for example, Swiss Re and Aon Benfield, facilitate secondary market trading of Rule 144A catastrophe bonds. These firms provide both indicative and firm bid/ask prices and match buyers and sellers of Rule 144A catastrophe bonds. The typical purchasers of Rule 144A catastrophe bonds on the secondary market are other investors, including institutional investors and open- and closed-end registered investment companies.

                          For the calendar years 2020 and 2021, estimated total trading volume for Rule 144A catastrophe bonds was approximately $5 billion to $8 billion. However, the Registrant notes that these observed trading volumes reflect the demand for liquidity, and not the supply of liquidity. The Registrant notes that most Rule 144A catastrophe bond investors are incentivized to hold the bonds to harvest risk premium. The Adviser has observed that, when Rule 144A catastrophe bond investors have needed liquidity during periods of market stress, such as during the early lockdowns in response to COVID-19, the Rule 144A catastrophe bond market was able to deliver liquidity without significant price impact. While the market value of corporate bonds and other types of bonds declined significantly during such period (e.g., the high yield bond ETF HYG fell approximately 20%), the Swiss Re Cat Bond Index declined by less than 2% during that same time period. The price resiliency of CAT bonds during such period demonstrates significant liquidity in the Rule 144A catastrophe bond market. Furthermore, during such period, Rule 144A catastrophe bond investors were able to sell those bonds to meet investor redemptions or other capital needs.

                          As noted above, under normal circumstances, Rule 144A catastrophe bonds are expected to constitute at least 80% of the Fund's investments. The Fund may also invest in other ILS, including quota shares, collateralized reinsurance investments and ILWs. As noted above, quota share instruments, collateralized reinsurance investments and certain ILWs are generally categorized as illiquid securities under the Liquidity Risk Management Program. The Fund will not invest more than 15% of its net assets in ILS that are categorized as illiquid investments in accordance with Rule 22e-4 and the Liquidity Risk Management Program.

                     iii. A discussion of the Adviser's past experience
                          investing in CAT bonds: As noted above, funds in the Pioneer fund complex and other accounts advised by the Adviser have been investing in CAT bonds, including Rule 144A catastrophe bonds and other ILS, since early 2008. As of September 30, 2022, funds and other accounts advised by the Adviser had over $1.5 billion in exposure to ILS. The Adviser has cultivated partnerships with many reinsurers and other ILS market participants, providing it with strong market access to the ILS sector and experience in evaluating ILS deal structures, including evaluating the liquidity of such investments. Furthermore, each open-end fund in the Pioneer fund complex has adopted the Liquidity Risk Management Program. The Adviser, as the administrator of the Liquidity Risk Management Program, has extensive experience in assessing the liquidity of CAT bonds.

                     iv. How the fact that generally only QIBs can purchase CAT bonds impacts the Adviser's assessment of the liquidity of CAT bonds: The Registrant notes that, in the Adviser's experience, the Rule 144A catastrophe bond market is robust, given the level of secondary market trading in such securities. As noted above, for the calendar years 2020 and 2021, estimated total trading volume for Rule 144A catastrophe bonds was approximately $5 billion to $8 billion. The Registrant notes that, in the Adviser's experience, the fact that only QIBs can purchase Rule 144A catastrophe bonds and other forms of CAT bonds has not had a material effect on the Adviser's assessment of the liquidity of CAT bonds. The CAT bond market consists of experienced investors, including institutional investors and open- and closed-end registered investment companies. The Registrant does not believe that the fact that only QIBs can purchase CAT bonds will materially impact the ability of the Fund to comply with Rule 22e-4 under the 1940 Act.

                     v. How the Fund's intended exposures across events and geographies impacts liquidity: As noted in the prospectus, the Fund seeks to participate broadly in the spectrum of natural catastrophe risks within the global reinsurance market, while seeking to reduce exposure to reinsurers where there is not an alignment of interest. There are no stated limits on the Fund's potential investment in a particular issue, peril or geographic exposure. However, the Adviser will continuously evaluate the Fund's exposures across perils and geographic regions in an effort to minimize the risk of loss as a result of the Fund's potential exposure to any single catastrophic event. As a general matter, the Registrant expects that the Fund will have exposures to a varied group of available perils, geographic regions and structures and issuers. The Registrant also expects that, with respect to each region and peril, the Fund's exposures to underlying insurance carriers, trigger types, and lines of business will also be varied. The Registrant expects that the Fund will have exposure to a significant percentage of recently issued outstanding Rule 144A catastrophe bonds. Accordingly, from time to time, the Fund may have relatively more exposure to bonds linked to Florida hurricanes than to other regions or perils as a result of the extent of insurance and reinsurance issued with respect to Florida hurricane risk, which is reflected in the greater proportion of such investments to the overall ILS market. In addition, from time to time, the Fund may have relatively more exposure to U.S.-related perils. Nevertheless, as a general matter, the Registrant believes that the Fund's exposure to multiple perils and geographic regions will help minimize the risk of loss and benefit portfolio liquidity. Furthermore, as noted above, the Registrant expects that, under normal circumstances, Rule 144A catastrophe bonds are expected to constitute at least 80% of the Fund's investments, and Rule 144A catastrophe bonds are expected to be classified as highly liquid investments under the Liquidity Risk Management Program.

                 b. Classification of CAT bonds under the Liquidity Risk Management Program: As noted above, each open-end fund in the Pioneer fund complex has adopted the Liquidity Risk Management Program. Under the Liquidity Risk Management Program, Rule 144A catastrophe bonds in which such open-end Pioneer funds have invested generally are categorized as highly liquid investments. The liquidity of ILWs in which the Pioneer funds have invested has ranged from highly liquid to illiquid, depending on the structure of the specific instrument. Quota shares and collateralized reinsurance investments in which the Pioneer funds have invested generally are categorized as illiquid investments under the Liquidity Risk Management Program. As noted above, the Fund will not invest more than 15% of its net assets in ILS that are categorized as illiquid investments, in accordance with Rule 22e-4 and the Liquidity Risk Management Program.

4. Comment:      The Staff requested that the Registrant explain in its
                 response how recent hurricanes (and particularly the one last month, Hurricane Ian) will affect the Fund's investments in CAT bonds.

   Response:     The Registrant notes that reinsurers have recognized losses or are expected to recognize losses in connection with recent hurricanes, including Hurricane Ian. Accordingly, certain Rule
                 144A catastrophe bonds and other ILS in which other funds in the Pioneer fund complex have invested have declined in value as a result of the occurrence of such hurricanes. However, the occurrence of such hurricanes has not materially impacted the liquidity of the Rule 144A catastrophe bonds in which such other funds in the Pioneer fund complex have invested.

                 The Registrant anticipates that the value of certain of the Fund's investments will likely be affected by the occurrence of catastrophic events to which the Fund's investments have exposure. Nevertheless, based on the Adviser's experience advising open-end funds that invest in Rule 144A catastrophe bonds, the Registrant does not believe that the occurrence of such catastrophic events will materially impact the ability of the Fund to comply with Rule 22e-4 under the 1940 Act.

5. Comment:      The Staff requested that the Registrant provide some examples of the perils and geographies to which the Fund's investments in CAT bonds are exposed. The Staff requested that the Registrant clarify if exposure to such perils is limited to the U.S., or if there also is exposure to other countries. The
                 Staff requested that the Registrant also clarify if there is any expected focus on a particular peril or geography.

   Response:     The Registrant will add the following disclosure to address the Staff's comment:

                   The Fund invests in CAT bonds across a varied group of available perils and geographic regions (for example Florida hurricanes, California earthquakes, Japan typhoons, Europe windstorms, and Europe earthquakes). There are no limits on the Fund's potential investment in a particular issue, peril or geographic exposure. However, from time to time, the Fund may have relatively more exposure to U.S.-related perils. In addition, from time to time, the Fund may have relatively more exposure to CAT bonds linked to Florida hurricanes than to other regions or perils as a result of the greater availability of such investments in proportion to the overall market.

6. Comment:      The Staff requested that the Registrant consider whether the disclosure needs to be enhanced in light of recent climate-related events, which could impact the riskiness of the Fund's investments. The Staff requested that, if the Registrant does not believe the disclosure needs to be enhanced in light of these events, the Registrant explain why not. The Staff referred to IMGU No. 2016-02:
                 https://www.sec.gov/investment/im-guidance-2016-02.pdf.

   Response:     The Registrant will add the following disclosure to address the Staff's comment:

                   Major natural disasters (such as in the cases of Super Typhoon Goni in the Philippines in 2020, monsoon flooding in China in 2020, Hurricane Irma in Florida and the Caribbean in 2017, Super Storm Sandy in 2012, and Hurricane Ian in Florida in 2022) or commercial and industrial accidents (such as aviation disasters and oil spills) can result in significant losses, and investors in ILS with exposure to such natural or other disasters may also experience substantial losses. If the likelihood and severity of natural and other large disasters increase, the risk of significant losses to reinsurers may increase. Typically, one significant triggering event (even in a major metropolitan area) will not result in financial failure to a reinsurer. However, a series of major triggering events could cause the failure of a reinsurer. Similarly, to the extent the Fund invests in ILS for which a triggering event occurs, losses associated with such event will result in losses to the Fund and a series of major triggering events affecting a large portion of the ILS held by the Fund will result in substantial losses to the Fund.

7. Comment:      The Staff requested that the Registrant explain in its
                 response whether the liquidity classifications for CAT bonds are made on an asset class basis, or on an instrument-by-instrument basis. The Staff requested that, if liquidity classifications are done on an asset class basis, the Registrant explain why this is appropriate given the unique characteristics of issuances and the fact that CAT bonds cover a wide range of perils with different triggers.

   Response:     The Registrant confirms that liquidity classifications for CAT bonds are made on an instrument-by-instrument basis by the Adviser, the administrator of the Liquidity Risk Management
                 Program, considering, among other things, the market depth
                 (reasonably anticipated trading size) of each instrument and the liquidity classification factors discussed in the adopting release for Rule 22e-4.

8. Comment:      The Staff requested that the Registrant explain in its
                 response how the Fund's Liquidity Risk Management Program and classifications accounts for the seasonality of liquidity of CAT bonds. The Staff noted that it has seen data which shows that trading volumes tend to be lower during the peak risk season of July through October, and that liquidity is also likely to be scarcer when events are expected or have recently occurred. The Staff requested that the Registrant explain, qualitatively and with data, whether the Fund anticipates that liquidity could decrease significantly or bid-ask spreads could widen significantly when a payout is triggered or while final losses are being calculated. The Staff also requested that the Registrant explain how the Fund's Liquidity Risk
                 Management Program would address these occurrences.

   Response:     The Registrant notes that the Adviser has observed that
                 investors in CAT bonds intentionally seek investment exposure to US hurricane risk. The Adviser believes that there are lower trading volumes for CAT bonds related to US hurricane risk during the period from June 1 to November 30 because that is the official US hurricane season, and CAT bond investors seek to hold investments related to US hurricane risk through that time period. The Registrant notes that changes in bid-ask spread depend on the specific security and triggering event.
                 As a general matter spreads on Rule 144A catastrophe bonds range from approximately 1%-2%, and in the Adviser's experience, most Rule 144A catastrophe bond trades take place within the spread. Bid-ask spreads may widen as a result of triggering events. For example, the bid-ask spread for certain
                 Rule 144A catastrophe bonds related to US hurricane risk associated with the possible event track of Hurricane Ian widened to between 10 and 30 points for a short period. As more industry loss information became available to the market, many of those spreads narrowed. In general, for other Rule
                 144A catastrophe bonds that were not related to US hurricane risk associated with the possible event track of Hurricane
                 Ian, the Adviser did not observe such a widening of bid-ask spreads. Accordingly, the liquidity of a Rule 144A catastrophe bond associated with a potential triggering event, and/or with respect to which losses are recognized, could decrease until industry loss information related to the triggering event becomes available to the market. In such an event, the Registrant anticipates that the affected securities would be reclassified under the Liquidity Risk Management Program from highly liquid investments to moderately liquid investments, less liquid investments or illiquid investments, as applicable, depending on the particular circumstances. In an effort to address this risk, the Registrant expects that, as a general matter, the Fund will have exposures to a varied group of available perils, geographic regions and structures and issuers. Nevertheless, based on the Adviser's experience advising open-end funds that invest in Rule 144A catastrophe bonds, the Registrant does not believe that the occurrence of such catastrophic events will materially impact the ability of the Fund to comply with Rule 22e-4 under the 1940 Act.

9. Comment:      The Staff requested that the Registrant explain in its
                 response whether, if there are large price swings during the year, CAT bonds are still marketable (narrow bid/ask) because the bond prices take a big hit. The Staff also asked if such bonds drop 5-10% during hurricane season.

   Response:     The Registrant notes that, in general, CAT bonds tend to have very stable prices during the year unless a triggering event causes the recognition of losses related to that triggering event. As noted above, certain Rule 144A catastrophe bonds and other ILS in which other funds in the Pioneer fund complex have invested have declined in value as a result of the occurrence of triggering events, such as Hurricane Ian. In an effort, to address this risk, the Registrant expects that, as a general matter, the Fund will have exposures to a varied group of available perils, geographic regions and structures and issuers. Nevertheless, based on the Adviser's experience advising open-end funds that invest in Rule 144A catastrophe bonds, the Registrant does not believe that the occurrence of such catastrophic events will materially impact the ability of the Fund to comply with Rule 22e-4 under the 1940 Act.

10. Comment:     The Staff requested that the Registrant bold or italicize
                 disclosure in the principal investment strategy section indicating that, because CAT bonds and other forms of ILS are typically rated below investment grade or unrated, a substantial portion of the Fund's assets ordinarily will consist of securities are high risk or speculative.

   Response:     The Registrant confirms that it will make bold the disclosure referenced by the Staff.

11. Comment:     The Staff requested that the Registrant explain in detail in its response the process for valuing CAT bonds and how this will be consistent with Rule 2a-5 under the 1940 Act. The
                 Staff also requested that the Registrant explain the approximate percentage of the Fund's investments that are expected to be classified as Level 1, Level 2 and Level 3 assets in the fair value hierarchy outlined in U.S. GAAP.

   Response:     The Registrant notes that the Fund values Rule 144A
                 catastrophe bonds at the bid price obtained from ICE Data
                 Services ("ICE"), an independent third party pricing service.
                 As discussed above, there is an active secondary market in Rule 144A catastrophe bonds. Rule 144A catastrophe bond brokers usually present their bid/ask prices on at least a weekly basis. ICE takes quotes and through matrix pricing and other available sources, issues daily prices. As noted above, spreads on Rule 144A catastrophe bonds generally range from approximately 1%-2%, and in the Adviser's experience, most
                 Rule 144A catastrophe bond trades take place within the spread, and near the valuations set by ICE. The Registrant expects that, under normal circumstances, the Fund's investments in Rule 144A catastrophe bonds will be characterized as Level 2 assets in the fair value hierarchy outlined in U.S. GAAP, consistent with the characterization of Rule 144A catastrophe bonds held by other funds in the Pioneer fund complex. As indicated above, the Registrant expects that investments in Rule 144A catastrophe bonds will constitute
                 80%-95% of the Fund's investments.

                 Other insurance-linked securities in which the Fund may invest, including quota share instruments and collateralized reinsurance investments, generally are valued at the price provided by an insurance transformer based on a formula approved by the Fund's valuation designee. As a general matter, the secondary market for quota share instruments and collateralized reinsurance investments is somewhat limited and because these securities are not affected by factors such as interest rate changes that impact traditional fixed income securities, valuations of these securities are generally obtained on a weekly basis. The Registrant expects that the Fund's investments in quota share instruments and collateralized reinsurance investments will be characterized as Level 3 assets in the fair value hierarchy outlined in U.S. GAAP, consistent with the characterization of such investments held by other funds in the Pioneer fund complex. The valuation of an ILW depends on the structure of the specific instrument. Daily prices are available for certain ILWs; valuations for other ILWs may be obtained on a weekly basis. ILWs will be generally characterized as Level 3 assets in the fair value hierarchy outlined in U.S. GAAP. As noted above, quota share instruments, collateralized reinsurance investments and certain ILWs are generally categorized as illiquid investments under the Liquidity Risk Management Program. The Fund will not invest more than 15% of its net assets in ILS that are categorized as illiquid investments, in accordance with Rule 22e-4 and the Liquidity Risk Management Program.

                 Accordingly, the Registrant respectfully submits that the Fund's process for valuing CAT bonds is consistent with Rule 2a-5 under the 1940 Act.

12. Comment:     The Staff noted that the Registrant states that ILS subject to indemnity triggers are often regarded as being subject to potential moral hazard, and requested that the Registrant consider revising the disclosure to clarify what is a moral hazard.

   Response:     The Registrant will revise the disclosure to address the
                 Staff's comment. As revised, the disclosure will state:

                   ILS subject to indemnity triggers are often regarded as being subject to potential moral hazard, since such insurance-linked securities are triggered by actual losses of the ceding sponsor and the ceding sponsor may have an incentive to take actions and/or risks that would have an adverse effect on the Fund. For example, a ceding sponsor might inflate its total claims paid above the ILS trigger level in order to share its losses with investors in the ILS. Thus, bonds with indemnity triggers may be subject to moral hazard, because the trigger depends on the ceding sponsor to properly identify and calculate losses that do and do not apply in determining whether the trigger amount has been reached. In short, "moral hazard" refers to this potential for the sponsor to influence bond performance, as payouts are based on the individual policy claims against the sponsor and the way the sponsor settles those claims.

13. Comment:     The Staff requested that Registrant confirm in its response if there are any potential custody issues with respect to the derivatives in which the Fund intends to invest.

   Response:     The Fund's investments, including any derivatives, are cleared through DTC or Euroclear and the Registrant does not anticipate any custody issues. As noted above, the Registrant expects that the Fund will be a limited derivatives user for purposes of Rule 18f-4 under the 1940 Act.

14. Comment:     The Staff noted that the minimum initial investment for
                 Class K or Class Y shares of the Fund, which are generally available to institutional investors, is $5 million, while the minimum initial investment for Class A or Class C shares of the Fund, which are generally available to individual investors, is $1,000. The Staff noted the low investment minimum for individual investors relative to institutional investors could suggest that the Fund is geared toward retail investors and requested that Registrant explain in its response how this is appropriate.

   Response:     The Fund's investment minimums are intended to be consistent with the investment minimums for the other open-end funds in the Pioneer fund complex. Thus, the investment minimums for Class A, Class C, Class K and Class Y of the Fund are the same as the investment minimums for Class A, Class C, Class K and Class Y of the other open-end funds in the Pioneer fund complex.

                 As a general matter, the Registrant submits that, as indicated by the October 29, 2013 Investor Alert issued by FINRA entitled "Catastrophe Bonds and Other Event-Linked Securities" and the July 9, 2021 Investor Insights newsletter issued by FINRA titled "Insurance-Linked Securities," it is not unusual for open-end funds, including high income funds, to hold CAT bonds. As noted above, the Adviser has significant experience investing in CAT bonds, and a number of funds in the Pioneer fund family, including a number of open-end funds, hold CAT bonds. Based on the Adviser's experience with CAT bonds, the Registrant does not believe that the risks of investing in CAT bonds are significantly different from the risks of investing in other high income securities, notwithstanding the source of potential losses. The specific attributes and risks that do differ from other categories of high income securities are clearly described in the Fund's prospectus. Accordingly, the Registrant does not believe that, as a general matter, an investment in the Fund is any less appropriate for a retail investor than an investment in a fund that invests primarily in other categories of high income securities. The Registrant acknowledges that certain CAT bonds are less liquid than other categories of high income securities but, as discussed above, the Fund has adopted the Liquidity Risk Management Program and will maintain adequate liquidity to comply with Rule 22e-4 under the 1940 Act.

                 Nevertheless, the Registrant expects that investments in the Fund will be made mainly (i) through intermediaries acting on behalf of their clients, or (ii) by institutional investors. The Registrant notes that the Fund does not expect to solicit or receive purchase requests from retail direct investors.

                 With respect to investments in the Fund that are made through an intermediary acting on behalf of its clients, the Registrant believes that such intermediary will be in the best position to determine the suitability of an individual investor's investment in the Fund. The Registrant understands that an intermediary typically would allocate a portion of a client's assets to the Fund only as part of the client's overall investment program, in light of the Fund's specific investment exposures and risk/return profile.

15. Comment:     The Staff requested that the Registrant consider if the Fund's concentration policy should reflect the Fund's investments in CAT bonds.

   Response:     The Registrant notes that the Fund's concentration policy
                 currently reflects the Fund's investments in CAT bonds by providing that "except the financial services group of industries...the Fund may not make any investment if, as a result, the Fund's investments will be concentrated in any one industry." Accordingly, the Registrant respectfully submits that no change to the Fund's concentration policy is required.

    Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz
                                                  ------------------------------
                                                  Jeremy Kantrowitz

                                   Exhibit A

Fees and expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

You may qualify for sales charge discounts if you or your family invest, or agree to invest in the future, at least $100,000 in Class A shares of the Pioneer Funds. More information about these and other discounts is available from your investment professional and in the "Sales charges" section of the prospectus beginning on page 70, the "Intermediary defined sales charge waiver policies" section of the prospectus beginning on page 103, and the "Sales charges" section of the statement of additional information beginning on page
62. If you invest in Class K shares or Class Y shares through an investment professional or financial intermediary, that investment professional or financial intermediary may charge you a commission. Such commissions, if any, are not charged by the Fund and are not reflected in the fee table or expense example below.

Shareowner fees                                              Class A  Class C Class K Class Y
(fees paid directly from your investment)
Maximum sales charge (load) when you buy shares (as a
  percentage of offering price)                               4.50%    None    None    None
Maximum deferred sales charge (load) (as a percentage of
  offering price or the amount you receive when you sell
  shares, whichever is less)                                  None/1/     1%   None    None

Annual Fund operating expenses
(expenses that you pay each year as a percentage of the
value of your investment)                                    Class A Class C Class K Class Y
Management Fees                                                1.20%  1.20%    1.20%   1.20%
Distribution and Service (12b-1) Fees                          0.25%  1.00%    0.00%   0.00%
Other Expenses                                                 1.21%  1.21%    1.08%   1.20%
Total Annual Fund Operating Expenses                           2.66%  3.41%    2.28%   2.40%
Less: Fee Waiver and Expense Reimbursement/2/                 -0.91%  0.00%   -0.78%  -0.90%
Net Expenses/2/                                                1.75%  3.41%    1.50%   1.50%

1 Class A purchases of $500,000 or more that are not subject to an initial sales charge may be subject to a contingent deferred sales charge of 1%. See "Sales charges."
2 The Fund's investment adviser has contractually agreed to limit ordinary operating expenses (ordinary operating expenses means all Fund expenses other than taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation) to the extent required to reduce Fund expenses to 1.75%, 1.50% and 1.50% of the average daily net assets attributable to Class A, Class K and Class Y shares, respectively. These expense limitations are in effect through March 1, 2024. There can be no assurance that the adviser will extend the expense limitations beyond such time. While in effect, the arrangement may be terminated for a class only by agreement of the adviser and the Board of Trustees.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods shown and then, except as indicated, redeem all of your shares at the end of those periods. It also assumes that (a) your investment has a 5% return each year and (b) the Fund's total annual operating expenses remain the same except for year one (which considers the effect of the expense limitation). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                             Number of years you own your shares
                                                                 1                 3
Class A                                                      $      620       $      1,157
Class C                                                             444              1,048
Class K                                                             153                638
Class Y                                                             153                638